Exhibit (a)(5)(ii)

CARRIZO OIL & GAS, INC.	News

PRESS RELEASE	Contact:	Carrizo Oil & Gas, Inc.
Richard Hunter, Vice President of Investor Relations
Paul F. Boling, Chief Financial Officer
(713) 328-1000
CARRIZO OIL & GAS ANNOUNCES PRIVATE OFFERING OF SENIOR NOTES
HOUSTON, October 25, 2010 — Carrizo Oil & Gas, Inc. (Nasdaq: CRZO) today announced plans to commence a private offering to eligible purchasers of $325 million aggregate principal amount of its senior unsecured notes due 2018. Carrizo intends to use a portion of the net proceeds from the proposed offering to repay in full borrowings outstanding under its senior credit facility. Carrizo expects to use the remaining net proceeds, together with the resulting additional capacity under its senior credit facility, to fund its concurrent tender offer for up to $300 million aggregate principal amount of its outstanding 4.375% convertible senior notes due 2028, which was also announced today. In the event the tender offer is not consummated, Carrizo intends to use the portion of the net proceeds from the offering that is not used to repay its senior credity facility to fund in part its recently expanded capital expenditure program, including exploration in the Eagle Ford Shale and Niobrara formation, and for general corporate purposes.
The notes to be offered have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The senior unsecured notes will be offered only to qualified institutional buyers under Rule 144A under the Securities Act and non-U.S. persons under Regulation S.
This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the notes nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
About Carrizo Oil & Gas, Inc.
Carrizo Oil & Gas, Inc. is a Houston-based energy company actively engaged in the exploration, development, exploitation, and production of oil and natural gas primarily in the Barnett Shale in North Texas, the Marcellus Shale in Appalachia, the Eagle Ford Shale in South Texas, the Niobrara Formation in Colorado, and in proven onshore trends along the Texas and Louisiana Gulf Coast regions. Carrizo controls significant prospective acreage blocks and utilizes advanced drilling and completion technology along with sophisticated 3-D seismic techniques to identify potential oil and gas drilling opportunities and to optimize reserve recovery.

Forward-Looking Statements
Statements in this news release, including but not limited to those relating to the proposed notes offering, the use of proceeds from the notes offering, the tender offer and other statements that are not historical facts are forward-looking statements that are based on current expectations. Although Carrizo believes that its expectations are based on reasonable assumptions, it can give no assurance that these expectations will prove correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements include results of operations, market conditions, capital needs and uses, satisfaction of conditions to the tender offer and other risks and uncertainties that are beyond Carrizo’s control, including those described in Carrizo’s Form 10-K for the year ended December 31, 2009 and its other filings with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which such statement is made and Carrizo undertakes no obligation to correct or update forward-looking information.
Contact:
Carrizo Oil & Gas, Inc.
Richard Hunter
Vice President of Investor Relations
(713) 328-1000